FUELSTREAM, INC.
10757 South River Front Parkway, Suite 125
South Jordan, Utah 84095
(801) 816-2510
FAX: (801) 816-2599

February 3, 2011

VIA FACSIMILE
Ms. Jennifer Thompson
Ms. Lisa Sellars
Mr. Andrew Blume
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone (202) 551-3348
Telephone (202) 551-3254
Fax (202) 772-9202

Re:          Fuelstream, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the quarter ended March 31, 2010
Filed May 13, 2010
Form 10-Q for the quarter ended September 30, 2010
Filed November 15, 2010
File No. 33-14477

Dear Mses. Thompson and Sellars and Mr. Blume:

We received your voicemail message to our offices on Tuesday, February 1 and are in receipt of your letter to us dated December 14, 2010 in respect of certain reports filed by Fuelstream, Inc. (hereafter “Fuelstream” or the “Company”) with the Securities and Exchange Commission.  This letter is intended to respond to your comments and we have reproduced your comments herein with our responses immediately below.  This letter amends and supersedes our letter to you dated December 23, 2010, inasmuch as this letter includes the statements requested in your comment letter of December 14.

Form 10-K for the year ended December 31, 2009

Note 5.  Options and Warrants, page 31

1.
COMMENT.   Although you disclose on page 32 that all stock options had been cancelled and there are no options outstanding at December 31, 2009, your table on page 37 appears to show outstanding options as of that date.  Please explain this apparent inconsistency to us and revise future filings as necessary.

RESPONSE:  The inclusion of these options was an oversight, as they have expired and should not have been included in the report.  We will revise the Company’s annual report on Form 10-K for the year ended December 31, 2010 to reflect the proper disclosure.

Ms. Jennifer Thompson
Ms. Lisa Sellars
Mr. Andrew Blume
U.S. Securities and Exchange Commission
Division of Corporate Finance

Signatures, page 43

2.
  COMMENT.    Please note that your Form 10-K should be signed by your principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors.  Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report.  See paragraph 2 of General Instruction D to From 10-K.  Accordingly, if your chief executive officer also serves as your principal financial officer and principal accounting officer and a director please revise future filings to indicate each capacity in which he or she signs the report.

RESPONSE:  We will revise all future filings to ensure that the appropriate persons execute the Company’s annual report on Form 10-K in the proper capacities.

Exhibit 31

3.
  COMMENT.  We note that the introductory language in paragraph 4 does not include a statement of the certifying officer’s responsibility for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  In future filings, please ensure that your certifications use the exact wording from Item 601 (b)(31) of Regulation S-K.

RESPONSE:  We will ensure that future Sarbanes-Oxley certifications include the exact language as specified in Item 601(b)(31) of Regulation S-K.

Exhibit 31 and 32

4.
COMMENT.  Please note that your certifications should be signed by the principal executive officer and the principal financial officer.  Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the certification.  If your chief executive officer also serves as your principal financial officer, in future filings, please indicate each capacity in which he or she signs the report.

RESPONSE:  We will ensure that future Sarbanes-Oxley certifications are executed by the appropriate persons in the proper capacities.

Ms. Jennifer Thompson
Ms. Lisa Sellars
Mr. Andrew Blume
U.S. Securities and Exchange Commission
Division of Corporate Finance

Form 10-Q for the quarter ended March 31, 2010

Exhibits 31 and 32

5.
  COMMENT.   Although your certifications dated May 15, 2010 are signed by John D. Thomas, we note your Form 8-K dated May 10, 2010 announces that Mark Klok was appointed chief executive officer on May 10, 2010.  Please revise the certifications so that they are currently dated and signed by the principal executive officer and principal financial officer who are serving in such capacities at the time of the filing.  Refer to Item 601(b)(31) of Regulation S-K and Question 13 of the Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2001 (revised November 14, 2002) available at http://www.sec.gov/divisions/corpfin/faqs/soxact2001htm.

RESPONSE:  We will submit an amended filing for our report on Form 10-Q for the quarter ended March 31, 2010 which contains the appropriate certifications as requested above..

Form 10-Q for the quarter ended September 30, 2010

Note 3.  Lease Purchase Agreement, page 7

6.
  COMMENT.  You disclose that you have an unconditional obligation under your lease purchase agreement to pay certain cash installment payments of $1,200,000 during the twelve month period following the closing of the agreement.  We further note that you are currently in default of the first installment payment of $300,000 which was due on or before the sixtieth day from the closing of the agreement.  Please explain to us why it does not appear you have reflected this lease agreement in your financial statements.  In doing so, please tell us how you accounted for this arrangement and tell us and disclose in future filing the repercussions of defaulting on the lease.

RESPONSE:  The Lease Purchase Agreement (“Agreement”) between the Company and MRInternational Trading, Inc. (“MRIT”) provided for lease payments to be made out of net revenues associated with the operation of certain fuel transportation vessels.  Despite its best efforts, the Company was unable to procure transportation contracts for the vessels and, consequently, no operating activity ever materialized in connection with the Agreement.  We did not record any lease payments because no revenues had been generated and we did not record the vessels as assets on the Company’s balance sheet because we had not made any installment payments therefor, and conversely did not make a corresponding recordation of the liability, even though we acknowledge that such installment payments were in default.  In any event, shortly after the Company filed its report on Form 10-Q for the third quarter of 2010, we received notice from MRIT that the Agreement had been rescinded, save accrued docking fees for the vessels of $67,500 which have been recorded on the Company’s financial statements.  With respect to any corrective

Ms. Jennifer Thompson
Ms. Lisa Sellars
Mr. Andrew Blume
U.S. Securities and Exchange Commission
Division of Corporate Finance

measure for previous filings, we will make such changes as the Commission may require, but for future filings, in view of the rescission, the issue has now become somewhat moot.

Requested Disclosure

COMMENT.  In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Company hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses to your comments have been both timely and succinct.  If you require any further information, please contact me at the number above via telephone or by fax.

Sincerely,

                                        FUELSTREAM, INC.

/s/ Mark D. Klok
Mark D. Klok, Chief Executive Officer